E.K. WALLACE SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(34,991)
Adjustments to reconcile net loss to net cash used by operating activities:		
Change in prepaid expenses and deposits		1,904
Change in accounts payable		(2,094)
Change in accrued expenses		1
NET CASH USED BY OPERATING ACTIVITIES		(35,180)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' contributions		23,500
NET CASH PROVIDED BY FINANCING ACTIVITIES		23,500
NET DECREASE IN CASH AND CASH EQUIVALENTS		(11,680)
CASH AND CASH EQUIVALENTS:		
Beginning of period		21,912
End of period	$	10,232

See accompanying notes.